THE WALKING COMPANY HOLDINGS, INC.
(formerly Big Dog Holdings, Inc.)
121 Gray Avenue
Santa Barbara, CA  93101

April 10, 2009
VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Re:	The Walking Company Holdings, Inc. (formerly Big Dog Holdings, Inc.)

Registration Statement on Form S-3

Filed June 21, 2007

File No. 333-143928

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Walking Company Holdings, Inc. (formerly Big Dog Holdings, Inc.) (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its registration statement on Form S-3 (File No. 333-143928), together with all exhibits thereto, initially filed on June 21, 2007 as subsequently amended on August 8, 2007 and August 31, 2007 (collectively, the “Registration Statement”).

The Registration Statement related to the registration of common stock which may be issued upon conversion of notes and the resale of shares by certain selling shareholders in a private placement transaction.  This letter will serve to confirm that no shares of common stock of the Company have been or will be issued or sold under the Registration Statement.

Thank you for your assistance in this matter.  Please call me at (805) 963-8727 or Carrie Darling of Sheppard Mullin Richter & Hampton LLP, outside counsel to the Company, at (858) 720-7478 if you have any questions, or if I can be of any assistance.

Sincerely,

/s/ Anthony J. Wall

Executive Vice President and General Counsel